FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

October 18, 2006

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

(Commission file number) 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	R.J. Frohn	Name :	J.J.M. Derckx
Title :	Chief Financial Officer	Title :	Director Financial Reporting

Dated : October 18, 2006

The following exhibit
is filed with this report
Akzo Nobel Report for the third quarter of 2006

Report for the 3rd quarter of 2006

Key Figures
3rd quarter			Millions of euros (EUR)	January-September

2006	2005	%		2006	2005	%

3,449	3,299	5	Revenues	10,415	9,694	7

			Operating income excluding
364	319	14	incidentals (EBIT)	1,061	927	14
10.6	9.7		– EBIT margin, in %	10.2	9.6

503	465	8	EBITDA excluding incidentals	1,477	1,353	9
14.6	14.1		– EBITDA margin, in %	14.2	14.0

461	280	65	Operating income (EBIT)	1,188	1,040	14
13.4	8.5		– EBIT margin, in %	11.4	10.7

313	175	79	Net income	923	644	43
1.09	0.61		– per share, in EUR	3.22	2.25

Delivering on profitable growth
•	Autonomous growth 6%
•	Operational income up 14%
•	Organon – volumes up 8%; strong operational quarter
•	Intervet – autonomous growth of 7%; steady pharma margins
•	Coatings – another strong quarter; acquisitions contributing
•	Chemicals – solid performance despite energy and raw material pressure
•	Net income up 79% – sound operational performance; positive contribution from incidentals
•	Strong cash flow
•	Interim dividend unchanged – EUR 0.30 per common share
•	Trading conditions – revenues growth and increased operational results at all segments

Report for the 3rd quarter of 2006

The results for 2006 will be published on February 15, 2007.

Note
The data in this report are unaudited.

Revenues consist of sales of goods and services, and royalty income.

Autonomous growth is defined as the change in revenues attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Incidentals are special benefits, results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases. Operating income excluding incidentals is one of the key figures management uses to assess the company’s performance, as this figure better reflects the underlying trends in the results of the activities.

EBIT margin is operating income (EBIT) as percentage of revenues.

EBITDA is EBIT before depreciation and amortization.

Safe Harbor Statement*
This report contains statements which address such key issues as Akzo Nobel’s growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, progress of drug development, clinical testing and regulatory approval, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the company’s corporate website www.akzonobel.com.

* Pursuant to the US Private Securities Litigation Reform Act 1995.

Report for the 3rd quarter of 2006

C O N D E N S E D  C O N S O L I D A T E D  S T A T E M E N T  O F  I N C O M E

3rd quarter			Millions of euros	January-September

2006	2005	%		2006	2005	%

3,449	3,299	5	Revenues	10,415	9,694	7
(1,849)	(1,799)		Cost of sales	(5,577)	(5,241)

1,600	1,500		Gross profit	4,838	4,453
(827)	(809)		Selling expenses	(2,551)	(2,429)
(210)	(206)		Research and development expenses	(661)	(600)
(188)	(170)		General and administrative expenses	(550)	(523)
(2)	–		Other operating income/(expenses)	1	–
(9)	4		IAS 39 fair value adjustments	(16)	26
			Incidentals:
68	4		– special benefits	68	177
41	22		– results on divestments	176	35
(9)	(2)		– restructuring and impairment charges	(71)	(17)
			– charges related to major legal, antitrust,
(3)	(63)		and environmental cases	(46)	(82)

461	280	65	Operating income (EBIT)	1,188	1,040	14
(26)	(40)		Financing charges	(98)	(111)

435	240		Operating income less financing charges	1,090	929
(127)	(61)		Taxes	(181)	(268)

			Earnings of consolidated companies after
308	179	72	taxes	909	661	38
16	5		Earnings from nonconsolidated companies	39	9

324	184		Profit for the period	948	670
			Minority interest, attributable to minority
(11)	(9)		shareholders	(25)	(26)

313	175	79	Net income, attributable to equity holders	923	644	43

13.4	8.5		EBIT margin, in %	11.4	10.7
17.7	7.0		Interest coverage	12.1	9.4

			Net income per share, in EUR
1.09	0.61		– basic	3.22	2.25
1.08	0.61		– diluted	3.20	2.24

600	426	41	EBITDA	1,604	1,466	9
125	109		Capital expenditures	339	342
125	135		Depreciation	378	398

Report for the 3rd quarter of 2006

S E G M E N T  D A T A

3rd quarter			Millions of euros	January-September

2006	2005	%		2006	2005	%

			Revenues
626	590	6	Organon	1,945	1,769	10
276	277	–	Intervet	838	816	3
1,638	1,457	12	Coatings	4,715	4,200	12
912	966	(6)	Chemicals	2,930	2,886	2
(3)	9		Intercompany revenues/other	(13)	23

3,449	3,299	5	Total	10,415	9,694	7

			Operating income (EBIT)
			excluding incidentals
96	68	41	Organon	285	227	26
54	56	(4)	Intervet	163	163	–
161	142	13	Coatings	440	349	26
83	83	–	Chemicals	277	252	10
(30)	(30)		Other	(104)	(64)

364	319	14	Total	1,061	927	14

10.6	9.7		EBIT margin, in %	10.2	9.6

			Operating income (EBIT)
96	8		Organon	280	331	(15)
54	77	(30)	Intervet	169	190	(11)
155	140	11	Coatings	526	342	54
91	85	7	Chemicals	251	259	(3)
65	(30)		Other	(38)	(82)

461	280	65	Total	1,188	1,040	14

13.4	8.5		EBIT margin, in %	11.4	10.7

Report for the 3rd quarter of 2006

Revenues – autonomous growth of 6%
Third-quarter revenues grew 5% to EUR 3,449 million. Autonomous growth was 6%, with all segments contributing; volume growth was 5%, while selling prices were up 1%. The slight negative currency translation effect was mainly attributable to the weaker US dollar. On balance, acquisitions and divestments had no effect. At Intervet, the decrease was attributable to the divested feed additive businesses. Coatings completed the Flood acquisition in August 2006. Acquisitions also include Sico, Swiss Lack, and Zweihorn. The divestments in Chemicals related to the deals concluded so far under the program announced in 2005.

Revenues developed as follows:

				Currency	Acquisitions/
In %	Total	Volume	Price	translation	divestments

Organon	6	8	–	(2)	–
Intervet	–	7	–	(2)	(5)
Coatings	12	6	1	(2)	7
Chemicals	(6)	1	3	(1)	(9)
Akzo Nobel	5	5	1	(1)	–

Operational income up 14%
Excluding incidentals, operating income rose 14% from EUR 319 million to EUR 364 million. The EBIT margin improved significantly from 9.7% to 10.6%. Including incidentals, operating income increased 65% to EUR 461 million, with an EBIT margin of 13.4% (2005: 8.5%).

Organon clearly benefited from revenue growth and improved manufacturing. Intervet achieved a stable operational performance. Coatings’ earnings excluding incidentals were up 13% driven by revenue growth at all business units. Chemicals turned in a solid performance despite higher energy and raw material prices.

EBITDA excluding incidentals amounted to EUR 503 million, up 8% on last year’s third quarter. The EBITDA margin was 14.6% (2005: 14.1%).

Report for the 3rd quarter of 2006

Incidentals – on balance a gain of EUR 97 million
Incidentals in the third quarter of 2006 on balance resulted in a gain of EUR 97 million (2005: loss of EUR 39 million).

In 2006, special benefits of EUR 68 million predominantly resulted from the transition to a defined contribution scheme for certain US pension plans and a change of the US postretirement healthcare plan. The results on divestments of EUR 41 million were mainly attributable to the divestment of the Solar Salt activities in Australia and of an office building in Stockholm.

The incidentals for the third quarter of 2005 included the gain on the divestment of certain feed additive activities of Intervet and the settlement of several Remeron court cases in the United States.

In the third quarter of 2006, the tax rate increased to 29% (2005: 25%), reflecting the geographical mix of the results. The year-to-date tax rate was 17% compared with 29% for the same period last year. 2006 included a one-time tax benefit of around EUR 125 million, attributable to the tax agreement reached in the second quarter of 2006. Excluding this benefit, the tax rate in the first three quarters of 2006 was 28%.

Earnings from nonconsolidated companies in the third quarter of 2006 were EUR 16 million, compared with EUR 5 million in 2005. In 2006, earnings included incidental gains of EUR 6 million from Acordis, while 2005 included incidental charges of EUR 2 million related to Flexsys. Operational earnings improved from EUR 7 million to EUR 10 million, mainly attributable to Flexsys.

Net income up 79%
Net income surged 79%, from EUR 175 million to EUR 313 million, as a result of the improved operational performance and the incidental benefits. Earnings per share were EUR 1.09 (2005: EUR 0.61). Excluding incidentals, net income rose 19% from EUR 201 million to EUR 240 million.

For the first nine months of 2006, net income rose 43% to EUR 923 million, mainly due to the improved operational performance and the one-time tax benefit. Earnings per share were EUR 3.22 (2005: EUR 2.25). Excluding incidentals, net income increased 26% to EUR 700 million (2005: EUR 555 million).

Report for the 3rd quarter of 2006

Workforce up 1,040 – organic growth and acquisitions partially offset by divestments and restructurings
At September 30, 2006, the company had 62,380 employees, compared with 61,340 at year-end 2005. Cost saving measures at Coatings and Chemicals caused a decrease of 670 in the first three quarters of 2006. Growth of certain businesses and seasonal influences resulted in a workforce expansion of 990. Acquisitions and divestments on balance added 720. Developments were as follows:

	September 30,		Acquisitions/	Other		December 31,
	2006	Restructurings	divestments	changes		2005

Organon	13,890		(260)	50		14,100
Intervet	5,380		10	110		5,260
Coatings	31,670	(470)	2,000	940		29,200
Chemicals	9,980	(200)	(1,030)	(220	)*	11,430
Other	1,460			110	*	1,350

Akzo Nobel	62,380	(670)	720	990		61,340

* This includes the transfer of 100 employees from Chemicals to Other due to integration of certain technical functions.

Akzo Nobel top performer on social responsibility index
Akzo Nobel’s improved social responsibility performance has been reflected in the company being ranked among the chemicals industry leaders on the prestigious Dow Jones Sustainability World Indexes (DJSI). Rated on the index for the second successive year, Akzo Nobel significantly improved its average score in the individual indicators and achieved a best ever overall mark, climbing from a rating of 78% to an industry-leading 86%.

One of the world’s leading corporate social responsibility indexes, the DJSI World Index benchmarks the sustainability performance of leading companies based on environmental, social and economic performance, including forward-looking financial indicators, and covers more than 2,500 companies worldwide, of which 300 companies from 22 countries were ranked. Out of 85 companies in the chemicals industry category, only the top 10 percent is ranked as a sustainability leader.

Interim dividend unchanged – EUR 0.30
Akzo Nobel will declare an interim dividend for 2006 of EUR 0.30 per common share, unchanged from last year. Starting October 19, 2006, Akzo Nobel shares will trade ex-dividend. The interim dividend will be made payable on October 26, 2006.

2006 trading conditions
Based on the developments to date, we remain confident for the full year 2006. We will deliver on our main objectives for this year, being revenue growth and increased operational results at all segments.

Report for the 3rd quarter of 2006

Organon – volumes up 8%; strong operational quarter

3rd quarter			Millions of euros	January-September

2006	2005	%		2006	2005		%

626	590	6	Revenues	1,945	1,769		10

96	8		Operating income (EBIT)	280	331		(15)
15.3	1.4		EBIT margin, in %	14.4	18.7

96	68	41	EBIT excluding incidentals	285	227		26
15.3	11.5		EBIT margin, in %	14.7	12.8

127	102	25	EBITDA excluding incidentals	379	322		18
20.3	17.3		EBITDA margin, in %	19.5	18.2

31.5	31.0		S&D expenses as % of revenues	31.6	31.9
17.6	18.3		R&D expenses as % of revenues	18.5	17.0

23	24		Capital expenditures	63	58

			Invested capital	1,681	1,781	[1]

			Number of employees	13,890	14,100	[1]

1 At December 31.

•	Revenue growth continued – volumes up 8%
•	Improved operational performance – 41% increase
•	R&D expenses slightly up – quarterly level at 18% of revenues
•	NuvaRing® up 66% – second DTC campaign took off in September
•	Esmeron® and Anzemet® boosting anesthesia revenues – up 32%
•	Avinza® copromotion – expired at quarter end according to agreement

Report for the 3rd quarter of 2006

Organon’s top-line performance continued to improve at a solid pace. Revenues were EUR 626 million, 6% higher than in the same quarter of 2005. Autonomous growth was 8%. Currencies had a slightly negative impact. The main products developed as follows:

Millions of euros	Revenues

		Autonomous growth, %

	3rd quarter
	2006	on Q-3 2005	on Q-2 2006

Contraceptives	162	15	(3)
–of which NuvaRing®	53	66	–
Puregon®/Follistim®	87	1	(14)
Remeron®	61	(10)	(7)
Anesthesia	61	32	(3)
Livial®	38	(2)	(1)
Pharmaceutical ingredients	56	8	(19)

Operating income excluding incidentals amounted to EUR 96 million, which was up 41% on last year, benefiting from the revenue growth and improved manufacturing. R&D expenses grew by 2% and selling expenses by 8%, mainly attributable to increased marketing costs for NuvaRing® and Implanon® in the United States.

The contraceptives franchise continued to grow substantially in the third quarter year-on-year and was only slightly lower than the very strong second quarter of 2006. NuvaRing® was again the main driver with autonomous growth of 66% on the third quarter of 2005, especially due to strong sales increases in the United States. A second direct-to-consumer campaign was launched in September 2006. In July 2006, the FDA approved Implanon®, the first and only single-rod implantable contraceptive to be introduced on the US market. The product will be introduced in the fourth quarter of this year and the preparations for the training of physicians are in full swing. Worldwide Implanon® sales over the first three quarters of 2006 amounted to EUR 48 million.

Puregon®, Organon’s biotechnology fertility product, had a stable third quarter, despite the seasonal influences for this product, with a growth of 1% compared to last year.

Sales of Livial® continued at its stable level for the fourth quarter in a row. Remeron® sales decreased by 10% compared to the third quarter of 2005.

The strong sales increase for anesthesia products is mainly due to the sales for Anzemet® in the United States. Esmeron®/Zemuron® sales also grew by 15% compared to the previous year.

The third quarter of 2006 was the last one in which we received revenues from Ligand for Avinza® as the copromotion agreement expired. In line with the agreement, as of October 1, 2006, Organon will receive royalties on Avinza® sales.

Report for the 3rd quarter of 2006

Intervet – autonomous growth of 7%; steady pharma margins

3rd quarter			Millions of euros	January-September

2006	2005	%		2006	2005		%

276	277	–	Revenues	838	816		3

54	77	(30)	Operating income (EBIT)	169	190		(11)
19.6	27.8		EBIT margin, in %	20.2	23.3

54	56	(4)	EBIT excluding incidentals	163	163		–
19.6	20.2		EBIT margin, in %	19.5	20.0

69	70	(1)	EBITDA excluding incidentals	207	204		1
25.0	25.3		EBITDA margin, in %	24.7	25.0

23.9	24.2		S&D expenses as % of revenues	24.6	23.9
9.2	9.7		R&D expenses as % of revenues	9.8	10.3

18	13		Capital expenditures	40	38

			Invested capital	942	883	[1]
			Number of employees	5,380	5,260	[1]

1 At December 31.

•	Stable autonomous growth – 7%
•	Revenues boost in North America
•	Healthy EBIT margin of 20%
•	Important new product approvals

Report for the 3rd quarter of 2006

Revenues of Intervet (animal healthcare products) were EUR 276 million, virtually unchanged from last year. The company once again proved its autonomous growth potential and realized growth of 7%, which is slightly above growth ranges recorded in previous quarters this year. Divestments of larger parts of the feed additive business in 2005 had a negative impact of 5%, while currency translation had a negative effect of 2%.

Contributions from growth were more than offset by lost operating margins from divested activities, start-up expenses for the recently acquired foot and mouth disease plant in Cologne, and unfavorable exchange rates. Operating income excluding incidentals decreased slightly to EUR 54 million. All in all, the EBIT margin remained in the 20% ball park.

In Europe–where Intervet generates more than 50% of its revenues–sales grew more than 4%. Intervet achieved stable growth rates in all key species activities. With the European registration approval of Nobilis® Influenza–an avian influenza vaccine (H5N2)–Intervet is once again in the forefront of providing solutions to newly emerging diseases. Also important has been the introduction of Porcilis® M-Hyo (prevention and control of pneumonia) in various European countries, which will further expand this comprehensive and unique pig vaccine range.

Intervet recorded a 14% sales growth in North America, a region which accounts for more than one third of the global animal health market. Revenue growth was realized in all key areas, driven by investments in new product development as well as the distribution and marketing infrastructure. The introduction in September 2006 of PreveNile™ (a new West Nile Virus vaccine for horses) will further strengthen Intervet’s growth in the US companion animal market. Intervet also received marketing approval for Zilmax®, a product for beef cattle.

Nobilon
Scientists at Akzo Nobel’s Nobilon International human vaccines business, working to fight the threat of a global bird flu pandemic, received a major boost following the signing of a cooperative research and development agreement with the Centers for Disease Control and Prevention (CDC) in the United States. The agreement, which was co-signed with Nobilon’s international partner, Australian-based BioDiem Ltd, involves the development of a live attenuated cold-adapted cell culture vaccine against the H5N1 strain of the avian influenza virus. According to experts at the World Health Organization, a live vaccine would offer better and broader protection in the event of a pandemic outbreak.

Report for the 3rd quarter of 2006

Coatings – another strong quarter; acquisitions contributing

3rd quarter			Millions of euros	January-September

2006	2005	%		2006	2005		%

			Revenues
649	555		Decorative Coatings	1,775	1,604
506	455		Industrial activities	1,474	1,274
279	244		Marine & Protective Coatings	840	722
225	224		Car Refinishes	697	664
(21)	(21)		Intragroup revenues/other	(71)	(64)

1,638	1,457	12	Total	4,715	4,200		12

155	140	11	Operating income (EBIT)	526	342		54
9.5	9.6		EBIT margin, in %	11.2	8.1

161	142	13	EBIT excluding incidentals	440	349		26
9.8	9.7		EBIT margin, in %	9.3	8.3

196	176	11	EBITDA excluding incidentals	544	449		21
12.0	12.1		EBITDA margin, in %	11.5	10.7

30	24		Capital expenditures	77	70

			Invested capital	2,731	2,259	[1]

			Number of employees	31,670	29,200	[1]

1 At December 31.

•	Autonomous growth 7% – acquisitions also added 7% to revenues
•	Double-digit improvement of operational performance – good EBIT margin of 10%
•	Ongoing pressure from raw material prices – especially metals, epoxies, and solvents
•	Industrial activities and Car Refinishes – main contributors to profit growth
•	Flood acquisition – completed

Report for the 3rd quarter of 2006

Coatings achieved a strong quarter with revenue growth of 12% on last year. Autonomous growth was 7%, with 6% higher volumes and a selling price increase of 1%. Acquisitions also added 7%, while currency translation had a negative effect of 2%. Excluding incidentals, operating income grew 13% to EUR 161 million, with an EBIT margin of close to 10%. Including incidentals, operating income increased 11% to EUR 155 million. Several restructuring programs are in progress, with results now showing. We will continue to focus on cost savings, especially in mature markets.

The industrial activities continued to deliver buoyant earnings growth with all units contributing. Significant growth was realized in a competitive environment that includes escalating petrochemical prices, rising interest rates, and shifting manufacturing bases. Favorable demand was driven by the consumer electronics and construction industries.

Car Refinishes solidified the turnaround with a clearly improved EBIT margin on slightly higher sales, as a result of the cost saving measures in recent years.

Strong growth was turned in at all activities of Marine & Protective Coatings, although Marine profits are suffering from raw material price pressure (copper, zinc, and epoxy resins). Demand for coatings for super yacht construction was at record levels throughout Europe. The Awlgrip® brand performed particularly well. Aerospace Coatings remains buoyant with strong demand for new construction of airplanes. Recently, Aerospace Coatings announced that it is the first to develop products to contain breakthrough chromate-free technology following the signing of a commercial licensing agreement with the North Dakota State University Research Foundation.

The performance of Decorative Coatings improved somewhat. In Europe, results remained under pressure, especially in the Retail area. In China and Turkey, earnings increased as a result of sales growth, while the business in Morocco is recovering. During the quarter, The Flood Group was acquired with the aim to strengthen the woodcare position in North America. The integration of Sico, Canada, is progressing well.

Report for the 3rd quarter of 2006

Chemicals – solid performance despite energy and raw material pressure

3rd quarter			Millions of euros	January-September

2006	2005[1]	%		2006	2005[1]		%

			Revenues
241	228		Pulp & Paper Chemicals	730	648
188	191		Base Chemicals	582	587
181	175		Functional Chemicals	572	529
128	126		Surfactants	404	386
130	121		Polymer Chemicals	391	348
52	143		Activities (to be) divested	281	431
(8)	(18)		Intragroup revenues/other	(30)	(43)

912	966	(6)	Total	2,930	2,886		2

91	85	7	Operating income (EBIT)	251	259		(3)
10.0	8.8		EBIT margin, in %	8.6	9.0

83	83	–	EBIT excluding incidentals	277	252		10
9.1	8.6		EBIT margin, in %	9.5	8.7

137	146	(6)	EBITDA excluding incidentals	441	435		1
15.0	15.1		EBITDA margin, in %	15.1	15.1

54	48		Capital expenditures	156	174

			Invested capital	2,073	2,291	[2]

			Number of employees	9,980	11,430	[2]

1 The 2005 figures have been adjusted for a minor regrouping of activities.
2 At December 31.

•	Steady performance – autonomous growth of 4%
•	EBIT margin up 0.5% to 9.1%
•	Continued pressure from energy and raw material cost
•	Strong performance of Polymer Chemicals
•	Difficult quarter for Functional Chemicals – maintenance stops and start-up expenses

Report for the 3rd quarter of 2006

In the third quarter autonomous revenue growth was 4%. Price increases contributed 3%, while volume growth was 1%. Currency translation had a slightly negative impact. Divestments caused a 9% decrease on last year. On balance, Chemicals’ revenues were EUR 912 million, down 6% on last year.

Excluding incidentals, operating income was unchanged at EUR 83 million. However, the EBIT margin improved by 0.5% to 9.1% (2005: 8.6%). Including incidentals, operating income grew 7% to EUR 91 million.

Polymer Chemicals had another strong revenue quarter, driven by continued healthy demand in the PVC and commodity plastics markets and higher selling prices.

Results of Pulp & Paper Chemicals were in line with the third quarter of 2005. The positive effects of the higher revenues were partly offset by higher energy costs.

Base Chemicals Chlor-Alkali results were also on par with the previous year although negatively impacted by a one-week unscheduled outage at the chlorine plant in Rotterdam (the Netherlands). This was offset by good results in other product groups. Functional Chemicals had a difficult third quarter. Results were under pressure due to continued raw material price increases, start-up costs of the new monochloroacetic acid factory in Delfzijl (the Netherlands), and planned maintenance stops at two plants in Sweden. In the third quarter, the state-of-the-art new chlorine and monochloroacetic acid plants in Delfzijl (the Netherlands) were officially opened.

Revenues of Surfactants were almost equal to the previous year, although results in Europe lagged somewhat behind 2005. In August 2006, Surfactants formed a strategic alliance with Feixiang Chemicals (Zhangjiagang) Company, Ltd, China’s leading specialty surfactants supplier.

In October, the company announced that it has signed a memorandum of understanding with the Ningbo Chemical Industry Zone, which paves the way for the creation of a new chemicals multi-site in China. The plan involves building plants to produce ethylene amines, chelating agents, and organic peroxides.

The divestment program announced in February 2005 is nearing finalization. Deals have been signed for 11 out of the 14 activities to be divested. In the third quarter, the sales of the Solar Salt business in Australia and of the oleochemicals plant in Germany were completed.

Report for the 3rd quarter of 2006

C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   C A S H   F L O W S

Millions of euros

	2006		2005

Profit for the period	948		670
Adjustments to reconcile earnings
to cash generated from operating activities:
Depreciation and amortization	416		426
Impairment losses	13		3
Financing charges	98		111
Earnings from nonconsolidated companies	(43)		(38)
Taxes recognized in income	185		266

Operating profit before changes in
working capital and provisions		1,617		1,438
Changes in working capital	(151)		(440)
Changes in provisions	(134)		(472)
Other	(3)		35

		(288)		(877)

Cash generated from operating activities		1,329		561
Interest paid	(160)		(152)
Income taxes paid	(225)		(321)
Pre-tax gain on divestments	(176)		(35)

		(561)		(508)

Net cash from operating activities		768		53
Capital expenditures	(339)		(342)
Investments in intangible assets	(8)		(49)
Interest received	87		92
Repayments from nonconsolidated companies	5		26
Dividends from nonconsolidated companies	31		19
Acquisition of consolidated companies[1]	(326)		(39)
Proceeds from sale of interests[1]	312		59
Other changes in noncurrent assets	25		7

Net cash from investing activities		(213)		(227)
Changes in borrowings	21		93
Issue of shares	39
Dividends	(278)		(276)

Net cash from financing activities		(218)		(183)

Net change in cash and cash equivalents		337		(357)
Cash and cash equivalents at January 1		1,486		1,811
Effect of exchange rate changes on cash and
cash equivalents and impact IAS 32 and 39		(20)		36

Cash and cash equivalents at September 30		1,803		1,490

1 Net of cash acquired or disposed of.

Report for the 3rd quarter of 2006

Strong cash flow
Cash and cash equivalents increased EUR 337 million in the first nine months of 2006, compared with a decrease of EUR 357 million in 2005. This positive development was mainly attributable to the higher cash flow from operating activities. The seasonal increase in working capital was lower than in 2005. Payments from provisions were also substantially lower than in 2005, when the company paid EUR 300 million into the pension fund in the Netherlands due to the transition to a defined contribution scheme.

Capital expenditures were EUR 339 million (2005: EUR 342 million), which is 90% of depreciation. Somewhat lower expenditures at Chemicals were virtually offset by increases at the other segments.

Acquisition expenditures predominantly concerned Sico, The Flood Company, Balakom, and Swiss Lack, these all mainly related to Decorative Coatings.

Proceeds from sale of interests principally related to the Chemicals divestments concluded so far, the first installment for the sale of a Coatings plant near Barcelona, and the sale of an office building in Stockholm.

Report for the 3rd quarter of 2006

C O N D E N S E D   C O N S O L I D A T E D   B A L A N C E   S H E E T

		September 30,	December 31,
Millions of euros		2006	2005

	Property, plant and equipment	3,342	3,432
	Intangible assets	669	488
	Financial noncurrent assets	1,750	1,800

	Total noncurrent assets	5,761	5,720

	Inventories	2,044	1,987
	Receivables	3,370	2,910
	Cash and cash equivalents	1,803	1,486
	Assets held for sale	80	322

	Total current assets	7,297	6,705

	Total assets	13,058	12,425

	Akzo Nobel N.V. shareholders' equity	4,070	3,415
	Minority interest	127	161

	Total equity	4,197	3,576

	Provisions	2,169	2,210
	Deferred income	12	27
	Deferred tax liabilities	148	156
	Long-term borrowings	2,568	2,702

	Total noncurrent liabilities	4,897	5,095

	Short-term borrowings	463	357
	Current payables	3,470	3,337
	Liabilities held for sale	31	60

	Total current liabilities	3,964	3,754

	Total liabilities	8,861	8,849

	Total equity and liabilities	13,058	12,425

	Gearing	0.29	0.44

	Invested capital	8,148	8,007

	Shareholders’ equity per share, in EUR	14.18	11.95
	Number of shares outstanding, in millions	286.9	285.8

Report for the 3rd quarter of 2006

C H A N G E S   I N   E Q U I T Y

	2006			2005

	Share-			Share-
	holders’	Minority		holders’	Minority
	equity	interest	Equity	equity	interest	Equity

Balance at beginning of year	3,415	161	3,576	2,605	140	2,745
Adoption of IAS 32 and 39 for financial
instruments				(9)		(9)
Equity settled transactions	12		12	24		24
Changes in fair value of derivatives	7		7	12		12
Changes in exchange rates in respect
of affiliated companies	(68)	(9)	(77)	185	15	200

Income directly recognized in equity	(49)	(9)	(58)	212	15	227
Profit for the period	923	25	948	644	26	670

Total income	874	16	890	856	41	897
Dividend paid	(258)	(20)	(278)	(257)	(19)	(276)
Shares issued upon exercising of stock
options	39		39
Changes minority interest in
subsidiaries		(30)	(30)		(7)	(7)

Balance at September 30	4,070	127	4,197	3,204	155	3,359

Strong financial position
Invested capital at September 30, 2006, amounted to EUR 8.1 billion, EUR 0.1 billion higher than at December 31, 2005. This increase was attributable to the seasonal increase of working capital and acquisitions, partially offset by divestments and negative currency translation effects.

Equity was up EUR 0.6 billion to EUR 4.2 billion, mainly because of retained income. During the first nine months of 2006, 1.2 million common shares were issued in connection with the exercise of stock options.

Net interest-bearing borrowings decreased by EUR 0.3 billion to EUR 1.2 billion, as a consequence of the positive funds balance. Gearing was 0.29 (December 31, 2005: 0.44). The company has a strong financial position, which is also reflected in its A– credit rating.

Arnhem, October 18, 2006	The Board of Management

Report for the 3rd quarter of 2006

Additional Information	Akzo Nobel N.V.
The explanatory sheets used by the CFO during the	Velperweg 76
press conference can be viewed on Akzo Nobel’s	P.O. Box 9300
corporate website www.akzonobel.com.	6800 SB Arnhem
The Netherlands
	Tel.	+ 31 26 366 4433
	Fax	+ 31 26 366 3250
	E-mail	ACC@akzonobel.com
	Internet	www.akzonobel.com